Exhibit (e)(22)

April 10, 2008

AMENDMENT TO LETTER AGREEMENT

WHEREAS, Millennium Pharmaceuticals, Inc. (the “Company”) and Nancy Simonian (the “Employee”) are parties to a certain Letter Agreement dated as of June 22, 2007 (the “Letter Agreement”);

WHEREAS, in connection with that certain Agreement and Plan of Merger between Takeda America Holdings, Inc. (“Takeda”), Mahogany Acquisition Corp. and the Company, as of April 10, 2008 (the “Merger Agreement”), the closing of which will result in, among other things, the Company becoming a wholly-owned subsidiary of Takeda (the date on which the Company becomes a wholly-owned subsidiary of Takeda as a result of the Merger (as such term is defined in the Merger Agreement) being referred to herein as the “Acquisition Date”); and

WHEREAS, effective as of the Acquisition Date, the parties wish to amend certain terms and conditions of the Letter Agreement by means of this amendment (the “Amendment”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth, the Employee and the Company hereto mutually covenant and agree as follows:

1.             Amendment of Letter Agreement.

a.             The Letter Agreement is hereby amended by adding a new Section 8 as follows:

“8.  Retention Bonus.  You will be eligible for a lump sum cash payment on the first anniversary of the Acquisition Date provided that you are employed by the Company as of such date in an amount equal to the sum of (i) 100% of your annual base salary in effect as of the Acquisition Date, plus (ii) 100% of the annual bonus paid to you for the Company’s fiscal year ending December 31, 2008 (such sum, the “First Year Retention Bonus”).  You will be eligible for a lump sum cash payment on the second anniversary of the Acquisition Date provided that you are employed by the Company as of such date in an amount equal to the sum of (i) 100% of your annual base salary in effect as of the Acquisition Date, plus (ii) 100% of the annual bonus paid to you for the Company’s fiscal year ending December 31, 2008 (such sum, the “Second Year Retention Bonus”).  Except as set forth below, you will not be eligible for the retention bonuses as set forth above if your employment terminates prior to such applicable anniversary.  In the event of your Voluntary Termination for Good Reason (as defined below), the termination of your employment by the Company other than for Justifiable Cause, or in the event of your death or “permanent disability” as defined in the Company’s long-term disability policy (i) during the first twelve month period following the Acquisition Date, you will be eligible for a pro rata portion of the First Year Retention Bonus, counting full months of employment with the Company from the Acquisition Date through such termination, and (ii) during the second twelve month period following the Acquisition Date, you will be eligible for a pro rata portion of the Second Year Retention Bonus, counting full months of employment with the Company from the first anniversary of the Acquisition Date through such termination.  Any prorated payment pursuant to the preceding sentence shall be made within 10 business days of such termination.  If the annual bonus payment for the Company’s fiscal year ending December 31, 2008 has not been paid to you or otherwise determined by the Company as of the date the prorated payment is due, the prorated payment shall be calculated using your target bonus amount for 2008.  Payments under this Section 8 shall be net of any applicable withholding taxes.  For purposes of this Section 8, “Voluntary Termination for Good Reason” shall have the same meaning as given to such term under the Key Employee Change in Control Severance Plan as in effect immediately prior to the Acquisition Date, but with respect to the First Year Retention Bonus only, determined without regard to clause (ii) thereof.”

b.                                      The Letter Agreement is hereby amended by adding a new Section 9 as follows:

“9.  Amendment to Key Employee Change in Control Severance Plan.

You hereby agree and acknowledge that with respect to your participation, if any, in the Key Employee Change in Control Severance Plan (the “Plan”), Section 3 of the Plan is hereby amended by adding the following language to the end of Section 3:

‘Notwithstanding the foregoing, upon the effective date of a Change in Control (i) you shall automatically qualify for a Voluntary Termination for Good Reason under clause (ii) of such definition, (ii) you agree not to assert a Voluntary Termination for Good Reason during the first twelve (12) months following the effective date of the Change in Control for a reason described in clause (ii) of such definition, and (iii) after the first anniversary of the effective date of the Change in Control you shall have the right to terminate your employment at any time as a Voluntary Termination for Good Reason and receive the payments and benefits under the Plan.’

You also agree and acknowledge that the first full paragraph of Section 4(a) of the Plan is hereby amended and replaced in its entirety with the following:

‘(a)  SALARY AND BONUS PAYOUT.  Subject to any delay in payment required to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), you will be paid a lump sum within thirty (30) days following the date of the qualifying termination (but in no event prior to January 1, 2009) an amount equal to the sum of : (i) your Severance Multiple times your base salary at the greater of your rate of pay in effect on the effective date of the Change in Control, or your rate of pay in effect on the date of termination; (ii) your Severance Multiple times the greater of your target bonus for the Company’s fiscal year ending December 31, 2008, or your target bonus on the date of termination; and (iii) the greater of your target bonus for the Company’s fiscal year ending December 31, 2008, or your target bonus on the date of termination multiplied by a fraction, the numerator of which shall equal the number of days you were employed by the Company in the Company fiscal year in which the termination occurs and the denominator of which shall equal 365.’

You further agree and acknowledge that Section 4 of the Plan is hereby amended by adding a new Section 4(j) as follows:

‘(j)  LONG-TERM INCENTIVE COMPENSATION.  If you become entitled to payments under Section 4(a), then any otherwise unvested stock options, restricted stock, restricted stock units, stock appreciation rights, phantom shares, long-term cash incentive bonus, or other form of equity, phantom equity, quasi-equity, or long-term incentive compensation granted to you by the Company or any related entity on or after the Acquisition Date (the “LTI Compensation”) shall (notwithstanding any otherwise applicable vesting and exercise schedule) immediately become vested and exercisable on a pro-rata basis determined by reference to a ratio, the numerator of which shall be the number of your full months of employment with the Company from the effective date of the Change in Control and the denominator of which shall be the number of full months under the vesting schedule of the relevant LTI Compensation award.’”

c.                                       The Letter Agreement is hereby amended by adding a new Section 10 as follows:

“10.  Section 409A.  Payment of amounts or benefits under this Letter Agreement will be deferred and paid no earlier than six months following your termination of employment if, and only to the extent, required to comply with Section 409A of the Code.  In such event, the first payment will be made for an aggregate amount equal to what would have been paid under this Letter Agreement over the course of such deferred period.  To comply with Section 409A of the Code, any Gross-Up Payment due to you under the Plan or the express terms of your Letter Agreement shall be paid to you within ten (10) business days of when the Excise Tax is imposed on you.”

2.             2009 Long-Term Equity Compensation.  Following the Acquisition Date in 2009, the Company, its successor and/or one or more affiliates of such entities, intend to grant to you LTI Compensation (as defined above) that is substantially similar in economic value to the equity award(s) granted by the Company to you during 2008 prior to the Acquisition Date.

3.             Clarification.  For purposes of clarity, the references in Section 1(b) above to the “Change of Control” in the amendment to Section 4(a) of the Plan and the addition of Section 4(j) to the Plan are meant to apply to the closing of the transaction contemplated by the Merger Agreement.

4.             Assumption.  The Company’s obligations to the Employee under this Amendment, the Letter Agreement, and the Plan shall be assumed by any successor to the Company.

5.             No Mitigation.  Notwithstanding any other provision of this Amendment, the Letter Agreement, or the Plan, the Employee will have no obligation to mitigate damages for any breach or termination of this Agreement, the Letter Agreement, or the Plan by the Company or its successor, whether by seeking employment or otherwise.

6.             Confirmation.  Except as amended by this Amendment, the Letter Agreement and Plan shall remain in full force and effect.

7.             Future Reference.  All future references to the Letter Agreement or Plan shall mean such agreement or plan as amended hereby.

8.             Counterparts.  This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

9.             Effective Date.  This Amendment shall become effective upon the Acquisition Date and until such time shall have no force and effect.  In the event that the Merger Agreement is terminated in accordance with its terms, this Amendment shall be null and void and shall have no force and effect.

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SIGNATURE PAGE TO

AMENDMENT TO LETTER AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment to the Letter Agreement on the date and year first above written.

MILLENNIUM PHARMACEUTICALS, INC.

By:	/s/ Laurie B. Keating

EMPLOYEE

/s/ Nancy Simonian

Name:	Nancy Simonian

Title:	Chief Medical Officer